230 Constitution Drive Menlo Park, CA 94025 (650) 433-2900

June 2, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-192589
Application for Withdrawal of Registration Statement

Ladies/Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Asterias Biotherapeutics, Inc. (“Asterias”) hereby applies for the withdrawal of its Registration Statement on Form S-1, File No. 333-192589. The grounds on which Asterias is making this application are that it has determined not to offer the shares of Series B common stock coupled with redemption rights described in the registration statement, and the underwriter named in the registration statement has determined that it is not feasible to conduct the offering at this time.

Asterias may undertake a subsequent private offering in reliance on Rule 155(c).

Very truly yours,

Asterias Biotherapeutics, Inc.

By:	s/Robert W. Peabody
Robert W. Peabody
Chief Financial Officer